UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January 6th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Appoints Two New Directors

Wellington, New Zealand - January 13, 2006 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

Austral Pacific announces the appointment of two new directors to the Board of the Company, with effect from 1 January 2006. The newly appointed directors are Douglas Ellenor of Vancouver, BC, Canada and Peter Hill, currently of London, UK.

The addition of Messrs Ellenor and Hill strengthens the Board’s experience in the petroleum industry, as well as in financial areas. The Company’s Chairman, David Newman, commented “We are delighted to welcome these two experienced and knowledgeable industry participants to our Board. We look forward to the benefit Austral will obtain from their wide range of experience.”

Peter Hill, Ph.D., has over 33 years experience in the international oil & gas industry, having held a range of technical, management and executive positions in both a multi-national and smaller independent enterprises. He worked for 22 years with BP, 4 of those years in New Zealand. He was most recently President and Chief Executive of Harvest Natural Resources, Inc. and remains a director of that company. Dr Hill has a PhD in geology from Trinity College, Dublin. He has worked in Egypt, UK, New Zealand, Australia, South America and the USA.

Douglas Ellenor, Ph.D., has 35 years experience in the exploration and production industry, having spent 25 of those on international assignment with the Royal/Dutch Shell Group in Australasia, Europe, and North and South America. He left Shell in 1996 to become CEO of the Colombian E&P company Hocol SA, a position he held until 1998. After a posting as Business Development Manager in London, he returned home to Canada and established an oil and gas consulting company. Dr Ellenor has a PhD in geology from the University of New England, Australia. He is a member of the Board of Orca Petroleum Inc., Calgary.

To align directors more with shareholder interests, compensation is reflected in performance share options. The Company has granted 60,000 incentive options to each new director, exercisable for 5 years, of which one-third are exercisable at each of US$1.80, $2.00 and $2.50 per share, each tranche vesting at 12 month intervals.

In other corporate news, the CEO succession plan previously announced by Austral is progressing favorably, with a short-list of high calibre candidates currently under consideration. David Newman, Chairman of the Board stated, “The search for a suitable successor to Dr Bennett as CEO of Austral has been conducted in a very professional, thorough manner and I expect the Board to be in a position to appoint a new CEO for Austral in the next thirty days.” Dr Bennett has resigned as CEO effective 30 December 2005, and will provide consultancy services to the company through the succession process. Dr. Bennett will continue as a director until the company’s annual general meeting planned for May 2006. In the interim, Chairman, David Newman, will be acting CEO.

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Website: http://www.austral-pacific.com
Email: ir@austral-pacific.com

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.